# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SunScout Holding Ltd, CIK 0002101240
CUSIP: G8589M106
Title of class of securities: Class A Ordinary Share, $0.0001 par Value
Address of issuer's principal executive offices: 112 Kaimanawa Street, Kelvin Grove, PALMERSTORN NORTH, New Zealand (Q2), 4414
Date of event which requires filing of this statement: 08/11/2026
Filed by CIK 0002147707
Persons authorized to receive notices and communications: Marc Cywinski, 56 High Street, Unit 1, Charlestown, Massachusetts (MA), 02129, 6176553582

## Reporting persons
- Cywinski Marc (CIK 0002147707): type of reporting person: individual (IN); citizenship or place of organization: New Zealand (Q2); source of funds: other (OO); sole voting power 5,360,000; shared voting power 0; sole dispositive power 5,360,000; shared dispositive power 0; aggregate amount beneficially owned 5,360,000 (23.2% of the class)
  Comment: Solerin Equity Limited(the reporting person) is a business company with limited liability incorporated in the British Virgin Islands, which is wholly owned by Mr. Marc Cywinski the Chief Operations Officer ("COO") of SunScout Holding Limited("the issuer"). Mr Cywinski has Shared Voting and Dispositive power over the 5,360,000 Class A Ordinary shares of $0.0001 par value("Class A Ordinary Shares") and 7,500,000 Class B ordinary shares of $0.0001 par value ("Class B Ordinary Shares") of the Issuer held by the Reporting Person. Each of the Class A Ordinary Shares has one vote per share, while each of the Class B Ordinary shares has twenty(20) votes per share.
- Solerin Equity limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 5,360,000; sole dispositive power 0; shared dispositive power 5,360,000; aggregate amount beneficially owned 5,360,000 (23.2% of the class)
  Comment: Solerin Equity Limited(the reporting person) is a business company with limited liability incorporated in the British Virgin Islands, which is wholly owned by Mr. Marc Cywinski the Chief Operations Officer ("COO") of SunScout Holding Limited("the issuer"). Mr Cywinski has Shared Voting and Dispositive power over the 5,360,000 Class A oedinary shares of $0.0001 par value("Class A Ordinary Shares") and 7,500,000 Class B ordinary shares of $0.0001 par value ("Class B Ordinary Shares") of the Issuer held by the Reporting Person. Each of the Class A Ordinary Shares has one vote per share, while each of the Class B Ordinary shares has twenty(20) votes per share.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Share, $0.0001 par Value
Name of issuer: SunScout Holding Ltd
Address of issuer's principal executive offices: 112 Kaimanawa Street, Kelvin Grove, PALMERSTORN NORTH, New Zealand (Q2), 4414

## Item 2. Identity and Background
Name of person filing: Marc Cywinski
Residence or business address:
66 High Street, Unit 1
Charlestown MA
02129
Present principal occupation or employment:
Chief Operations Officer
SunScout Holding Limited
Criminal convictions in the last five years: During the last five years, neither (1) Solerin Equity Limited nor (2) Marc Cywinski has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)
Civil proceedings (securities laws) in the last five years: During the last five years, neither (1) Solerin Equity Limited nor (2) Marc Cywinski has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Solerin Equity Limited is a company incorporated in the British Virgin Islands
Marc Cywinski is a New Zealand Citizen with permanent residency status in the United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons acquired the securities reported herein in the Issuer's reorganization, completed on January 9, 2026. Under a share transfer agreement dated November 14, 2025, Mr. Marc Cywinski transferred 46,875 ordinary shares of SunScout Limited, a New Zealand company, to the Issuer in satisfaction of Solerin Equity Limited's obligation of US$535,464 in respect of its 5,360,000 Class A Ordinary Shares and in consideration for the issue to it of 7,500,000 Class B Ordinary Shares. No borrowed funds were used, and neither Reporting Person purchased Class A Ordinary Shares in the Issuer's initial public offering.

## Item 4. Purpose of Transaction
Purpose of transaction: Any transaction described in this Item 4 is subject to the lock-up agreement described in Item 6, which restricts transfers of Class A Ordinary Shares and securities convertible into or exercisable or exchangeable for Class A Ordinary Shares until February 11, 2027 without the prior written consent of Dominari Securities LLC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2, 3 and 4 above is hereby incorporated by reference. The aggregate number of ordinary shares beneficially owned by the Reporting Persons is 3,650,000 Class A Ordinary Shares and 7,500,000 Class B Ordinary Shares, representing 22.30% of the voting power of the Issuers Class A shares, and 50% of the voting power of the Class B Shares. Percentage of beneficial ownership of the Reporting Persons is based on 23,100,000 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares of the Issuer. Each of the Class A Ordinary Shares has one vote per share, while each of the Class B Ordinary Shares has twenty (20) votes per share.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i)Solerin Equity Limited
Sole Voting Power: 0
Shared Voting Power:3,650,000 Class A Ordinary Shares and 7,500,000 Class B Ordinary Shares
Sole Dispositive Power:0
Shared Dispositive Power:3,650,000 Class A Ordinary Shares and 7,500,000 Class B Ordinary Shares

(ii)Marc Cywinski
Sole Voting Power: 0
Shared Voting Power:3,650,000 Class A Ordinary Shares and 7,500,000 Class B Ordinary Shares
Sole Dispositive Power:0
Shared Dispositive Power:3,650,000 Class A Ordinary Shares and 7,500,000 Class B Ordinary Shares
Transactions in the class effected during the past sixty days: Other than pursuant to the transactions described in this Schedule 13D, the Reporting Persons have not engaged in any transactions in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons are party to a lock-up agreement with Dominari Securities LLC, as representative of the underwriters of the Issuer's initial public offering (the Representative), under which, subject to certain exceptions, they may not offer, pledge, sell, lend or otherwise transfer or dispose of, directly or indirectly, any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, or enter into any swap transferring the economic consequences of ownership of such securities, until February 11, 2027 without the Representative's prior written consent. The foregoing is qualified by reference to the form of Lock-Up Agreement filed as Exhibit A to the Underwriting Agreement, furnished as Exhibit 10.1 to the Issuer's Report on Form 6-K on August 14, 2026 and incorporated herein by reference. Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exh99 - Joint Filing Agreement
Ex99 - Form of Lock-Up Agreement

## Signatures
- Cywinski Marc: Marc Cywinski, Chief Operations Officer (08/18/2026)
- Solerin Equity limited: Marc Cywinski, Chief Operations Officer (08/18/2026)